                                                                      EXHIBIT 23


                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------
                                                                   March 3, 1997

                                 Media Contacts
                                 --------------

Tom Nicholson             Neil A. Johnson                   Andy Stern
Sears, Roebuck and Co.    Senior Vice President, Finance    Stern, Nathan & Perryman
(847) 286-5231            and Chief Financial Officer       (214) 373-1601
                          MaxServ, Inc.
                          (512) 834-8341

         SEARS ROEBUCK AND CO. AND SPECIAL COMMITTEE OF MAXSERV, INC.
                            REACH MERGER AGREEMENT

     CHICAGO, Illinois - Sears, Roebuck and Co. [NYSE: S] and MaxServ, Inc. [Nasdaq SmallCap Market/SM/: MXSV] today announced the execution of a definitive merger agreement in which Sears agreed to increase the price of its offer, through its wholly-owned subsidiary, for any and all outstanding shares of MaxServ from $7.00 to $7.75. Sears pending tender offer will be amended to reflect the cash price of $7.75 per share. The expiration date of the offer will also be extended until Friday, March 14, 1997. Sears intends to disseminate today to MaxServ shareholders a supplement to its prior Offer to Purchase, dated February 4, 1997.

     At a meeting held yesterday, the Special Committee of the Board of Directors of MaxServ unanimously recommended approval of the merger agreement and determined that the $7.75 per share offer is fair to and in the best interests of the stockholders of MaxServ. The Special Committee has recommended that MaxServ shareholders tender their shares in the offer. Nathaniel P. Turner, Chairman of the Special Committee, said "Sears increased offer represents a significant premium over the historic market value of the shares." The members of the Special Committee have agreed to tender all of the shares over which they have dispositive power, including 1,014,800 shares owned by two investment funds.

     Jane J. Thompson, President of Sears Home Services, said "Sears is pleased to have reached an agreement with MaxServ. It has been Sears desire from the outset to negotiate a friendly transaction with the Special Committee."

     Ms. Thompson and Mr. Turner each stated that they "wished to thank the officers and almost 3,000 employees of MaxServ, who the Special Committee and Sears know are the true value of MaxServ and are the principal reason that the Company has achieved the value represented by this transaction."

     Sears and the Special Committee also credited the efforts of counsel to the parties and in the shareholder litigation arising out of the offer in helping to effectuate an agreement between the parties.

     Sears, Roebuck and Co. is a leading U.S. retailer of apparel, home and automotive products, and home services, with annual revenues of more than $38 billion. Sears has been a customer of MaxServ since 1983 and accounts for more than 90 percent of MaxServ's revenues. MaxServ provides information services for Sears customers and for the repair and servicing of appliances and electronics by Sears Home Services technicians.

     The Dealer Manager for the offer is Merrill Lynch & Co. The Information Agent is D.F. King & Co. (1-800-755-3107).